FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated July 6, 2005

This Report on Form 6-K shall be incorporated by reference in our Registration Statements on Form S-8 (Nos. 333-96569, 333-8658 and 333-115616) and in our Registration Statement on Form F-3 (No. 333-13872) to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

SBS Broadcasting S.A.

(Translation of registrant’s name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg, Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Independent Auditors’ Report

The Board of Directors and Shareholders

C More Group AB

We have audited the consolidated balance sheet of C More Group AB and subsidiaries as of December 31, 2004, and the related consolidated statements of operations and cash flows for the year ended December 31, 2004. These consolidated financial statement are the responsibility of the management of C More Group AB. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit includes examining, on a test basis, amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of C More Group AB and subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the year ended December 31, 2004, in conformity with generally accepted accounting principles in Sweden.

Generally accepted accounting principles in Sweden vary in certain significant respects from generally accepted accounting principles in the United States of America. Information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements.

Stockholm, Sweden

June 28, 2005

KPMG Bohlins AB

Cronie Wallquist

Partner

Consolidated Statement of Operations

Amounts in SEK thousands	Note	Year ended December 31, 2004

Sales	1	1,608,268
Other operating income	2	146,216
		1,754,484
Operating expenses
Production- and broadcasting costs		(1,295,840)
Other external costs	3, 4	(153,940)
Personnel costs	5	(94,849)
Depreciation and amortization	6	(21,837)
Other operating expenses	7	(60,921)
Operating profit	10	127,097

Result from financial income and expenses
Interest income and similar profit/loss items	8	8,147
Interest expense and similar profit/loss items	9	(5,719)
Profit after financial income and expenses	10	129,525

Tax on profit for the year	11	(43,192)
Net profit for the year		86,333

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Balance Sheet

Amounts in SEK thousands	Note	As of December 31, 2004

ASSETS

Fixed assets

Intangible fixed assets	12
Goodwill	12a	44,833
Trademarks	12b	86
		44,919
Tangible fixed assets
Machinery	13	11,408
Equipment, tools, fixtures and fittings	14	10,903
		22,311

Financial fixed assets
Deferred tax assets	15	270,104
Prepaid transponder costs	16	90,327
		360,431
Total fixed assets		427,661

Current assets

Inventories
Programme- and broadcasting rights		291,206
Accrued expenses for translation		1,419
Consumables		114
		292,739
Current receivables
Accounts receivable		41,273
Prepaid tax		538
Other receivables		2,019
Prepaid expenses and accrued income	17	117,178
		161,008

Current investments	18, 19	24,149

Cash and bank balances		154,241
Total current assets		632,137
TOTAL ASSETS		1,059,798

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Balance Sheet

Amounts in SEK thousands	Note	As of December 31, 2004

EQUITY AND LIABILITIES

Equity	20
Restricted equity
Share capital (9,947,150 shares par value SEK 1)		9,947
Restricted reserves		16,154
		26,101

Unrestricted equity
Unrestricted reserves		656,997
Profit/loss for the year		86,333
		743,330
		769,431

Provisions
Provisions for deferred taxes	15	24
Other provisions	21	14,777
		14,801

Current liabilities
Accounts payable		182,414
Other liabilities		13,228
Accrued expenses and deferred income	23	79,924
		275,566
TOTAL EQUITY AND LIABILITIES		1,059,798

Pledged Assets and Contingent Liabilities

Amounts in SEK thousands	Note	As of December 31, 2004
Pledged assets
For own liabilities and provisions
Business mortgages	22	25,000
		25,000

Contingent liabilities
Bank guarantees		408,747
		408,747

The accompanying notes form an integral part of these consolidated financial statements

Consolidated statement of changes in Equity

	Share capital	Restricted reserves	Unrestricted reserves
Owners’ Equity as of January 1, 2004	9,797	2,882	657,170

Foreign exchange differences		—	(173)
Total changes in equity not recognized in the income statement		—	(173)

Registration of new share issue from 2003	28	(28)
Profit/loss for the year			86,333
New share issue 2004	122	13,300
Owners’ Equity as of December 31, 2004	9,947	16,154	743,330

The number of outstanding shares in the parent company at the end of the financial year is 9,947,150 at a par value of SEK 1 per share.

Translation differences arise as a result of the Group having branch offices in Denmark, Finland and Norway.

Note 20 describes the different sub-components of the equity.

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Statement of Cash Flows

Amounts in SEK thousands	Year ended December 31, 2004

Operating activities
Profit after financial items	129,525
Adjustment for non-cash items etc.	18,962
148,487
Income taxes paid	(4,221)
Cash flow from operating activities before working capital changes	144,266

Cash flow from working capital/changes
Increase in inventories	(127,774)
Increase in current receivables	(25,913)
Increase in current liabilities	48,112
Cash flow from operating activities	38,691

Investing activities
Acquisition of subsidiary	(158)
Acquisition of tangible assets	(11,275)
Cash flow used in investing activities	(11,433)

Financing activities
New share issue	13,115
Cash flow from financing activities	13,115

Cash flow for the year	40,373
Cash and cash equivalent at the beginning of the year	138,090
Effect of exchange rate changes on cash	(73)
Cash and cash equivalent at the end of the year	178,390

The accompanying notes form an integral part of these consolidated financial statements

Supplementary Disclosure to the consolidated Statement of Cash Flows

Amounts in SEK thousands	Year ended December 31, 2004

Interests paid and received
Received interest	1,822
Paid interest	257

Adjustments for non-cash items
Depreciation and write-down of assets	21,837
Other provisions	(16,855)
Prepaid transponder cost	13,980
Total	18,962

Acquisition of subsidiaries
Acquired assets and liabilities
Intangible fixed assets	183
Operating receivables	2
Cash and cash equivalents	763
Total assets	948

Provisions	26
Operating liabilities	1
Total provisions and liabilities	27

Purchase price	921
Purchase price paid	921
Less: Cash and cash equivalents in the acquired business	(763)
Impact on cash flow	158

Cash and cash equivalents
The following sub-components are part of the cash and cash equivalents
Cash and bank	154,241
Current investments, comparable to liquid funds	24,149
178,390

The above mentioned items are classified as cash and cash equivalents on the basis that:

•                                          They have an insignificant risk for value fluctuations.

•                                          They can easily be converted to cash.

•                                          They have a duration of maximum 3 months from the acquisition date.

Cash and cash equivalents include the following amounts not available for use by the Group: blocked funds in an amount of SEK 2,606 thousands and a bank deposit of SEK 24,149 thousands. The bank deposit was repaid on January 5, 2005.

Unused credits

Unused credit facilities amount to SEK 50,000 thousands.

The accompanying notes form an integral part of these consolidated financial statements

Notes and Accounting Principles

Amounts in SEK Thousands unless otherwise stated

General Accounting Principles

Group Domicile

C More Group AB is a limited liability company. Its registered office is in Stockholm, Sweden. The head office’s address is Tegeluddsvägen 7, 115 84 Stockholm, Sweden.

Classification

Fixed assets, long-term liabilities and provisions consist essentially of items that are expected to be recovered or paid more than twelve months from the balance sheet date. Current assets and short-term liabilities consist essentially of items that are expected to be recovered or paid within twelve months of the balance sheet date.

Valuation Principles

Assets, provisions and liabilities have been valuated at acquisition cost unless otherwise stated below.

Intangible Assets

Goodwill

An acquisition of shares in a subsidiary produces goodwill on consolidation when the acquisition cost is higher than the net realizable value of the acquired Company’s net assets. Goodwill is reported at acquisition cost less accumulated amortization.

Other Intangible Assets

Other intangible assets acquired by the Group are recognized at acquisition cost less accumulated amortization and write-down.

Amortization

Amortization according to plan are based on the acquisition cost. The amortization is linear over the assets’ estimated useful economic life and is recognized as costs in the statement of operations.

The annual amortization periods are as follows:

Acquired intangible assets
Trademarks	10 years
Goodwill	10 years

The amortization period of 10 years depends on the subsidiary’s major distribution agreement that is valid until 2012.

Tangible Assets

Tangible fixed assets are recognized as an asset in the balance sheet when, on basis of the information available, it is probable that the future economic benefits associated with the asset are likely to flow to the Group and the acquisition cost for the asset can be calculated in a reliable manner.

Subsequent expenditure

Subsequent expenditure is added to the cost of the asset when the expenditure improves the condition of the asset beyond its originally assessed standard of performance. All other subsequent expenditure should be recognized as an expense in the period in which it is incurred.

Depreciation Methods for Tangible Fixed Assets

Depreciation according to plan are based on the acquisition cost less estimated residual value. Depreciation is linear over the assets’ estimated useful economic life.

Production equipment	5 years
Studio equipment	4 years
Computers and computer software	3 years
Other equipment	5 years

Impairments

The book value for the assets is reviewed every closing date in order to determine if there has been any indication of an impairment. If there is any such indication, the asset’s recoverable amount is calculated. The recoverable amount is the higher of the value in use and the net sales value. A write-down is implemented if the recoverable amount is less than the book value.

Receivables

Receivables are reported at acquisition cost less any write-down.

Receivables and Liabilities in Foreign Currencies

Receivables and liabilities in foreign currency are translated at the exchange rate prevailing on the balance sheet date in compliance with the Recommendation RR8 issued by the Swedish Financial Accounting Standards Council. Exchange-rate differences attributable to current receivables and liabilities are included in operating earnings, while exchange-differences from financial receivables and liabilities are reported as financial items.

Inventories

Acquired but not yet shown program- and broadcasting rights, expenditures for translations of not yet shown foreign programs and consumables are reported as inventories. The inventories are reported at historical acquisition value less the parts consumed at broadcasting. Only program- and broadcasting rights that have been paid or invoiced on the balance sheet day are included in the inventories. Contracted unpaid future rights, where the licence period has not commenced, are not included in the inventories. Program rights shown but not yet paid for or invoiced are reported as accrued expenses.

Financial Instruments

A financial asset or liability is recognized in the balance sheet when the Group becomes a party pursuant to the contractual terms of the instrument. Accounts receivable are recognized in the balance sheet when an invoice has been sent. Accounts payable are recognized when an invoice has been received.

A financial asset is derecognized from the balance sheet when the rights pursuant to the agreement are realized or expire, or when control over the assets is lost. The same rule applies for a portion of a financial asset. A financial liability is removed from the balance sheet when the obligation pursuant to the agreement is fulfilled or otherwise terminated. The same rule applies for a portion of a financial liability.

Financial instruments recognized in the balance sheet include, on the asset side, liquid assets, current investments and accounts receivables. On the liabilities side, accounts payable are included.

Cash and Bank

Cash and bank cover cash, immediately available bank deposits and blocked bank deposits.

Financial Investments

Current investments are reported at the lower of acquisition value and net realizable value on the balance sheet date. The net realizable value is based on official market prices on the balance sheet date.

Accounts Receivable

Accounts receivables are reported at the value expected to be received less doubtful receivables valued individually. The expected duration of the accounts receivables is short; therefore the value is reported at the nominal amount without discounting.

Accounts Payable

Accounts payable have a short expected duration and are estimated at the nominal amount without discounting.

Employee Benefits

Employee benefits after terminated employment

There are no defined benefit plans regarding pensions. In defined contribution plans the Group pays fixed fees to a separate legal entity and has no obligation to pay additional fees.

Obligations regarding retirement pension and family pension for white-collar workers in Sweden are secured by insurance in Alecta. According to a statement from the Emerging Issues Task Force of

Swedish Financial Accounting Standards Council, URA 42, this is a defined benefit plan that comprehends several employers. For the financial year 2004 the Group did not have access to information from Alecta that would have enabled this plan to be reported as a defined benefit plan. Accordingly, the plan has been reported as a defined contribution plan. This year’s expenditures for pension insurances subscribed in Alecta amounts to SEK 3,618 thousands. The excess for Alecta can be allocated to the policyholder and/or the insured. At the end of 2004 Alecta’s excess in the form of the collective consolidation level amounted to 128.0%. The collective consolidation level is the market value of Alecta’s assets as a percentage of the insurance commitments calculated according to Alecta’s insurance technical calculation assumptions, which does not correspond to RR 29.

Shares Related Benefits

An incentive scheme comprising shares and warrants has been implemented during the year. Payment for shares is reported at nominal amount to share capital and the premium is reported to the share premium reserve. All payments for warrants have been reported to the share premium reserve.

Tax

Tax expenses are current tax and deferred tax.

Tax is recognized in the income statement, except when the tax effect is associated with an underlying transaction that is posted directly against shareholder’s equity, in which case the associated tax effect is posted directly against shareholders’ equity. Current tax is expenses that will be paid or received during the current year. Also adjustments of current tax attributable to former periods are reported as current tax. Deferred tax assets and liabilities are calculated in accordance with the balance sheet approach on the basis of temporary differences between the tax base and the carrying value of assets and liabilities. Calculations are based on expected temporary differences and using the tax rates and regulations that have been adopted or announced as of the balance sheet date. Temporary differences in goodwill on consolidation are not taken into consideration and differences related to shares in subsidiaries, which are not expected to be taxed in the foreseeable future, are normally not taken into consideration. Deferred tax assets relating to deductible temporary difference and loss carryforwards are recognized only to the extent that it is probable that future taxable profits will be available.

Provisions (except deferred tax)

A provision is posted to the balance sheet in accordance with RR 16 Provisions, Contingencies and Contingent liabilities when the Group has a formal or informal commitment as a result of an occurred event, an outflow of resources will likely be required to settle the commitment and the amount can be reliably estimated.

Sales

Sales are revenues from the sale of subscriptions. The revenues consist of the number of sold subscriptions during the period. The revenues are distributed over the subscriptions’ duration. Unbilled remunerations are reported as accrued income.

Other operating revenues are mainly exchange profits on operating receivables and liabilities, and revenues from sponsoring, partnership with operators and subleases. Revenues regarding sponsoring are reported when the sponsor information is introduced.

Interest income is distributed over a period of time taking into account outstanding receivable claims and applicable interest rate.

Dividends are reported when the shareholders’ right to receive payment is deemed to be certain. The right to receive payment is deemed to be certain when the dividend is fixed.

Leasing –lessee

The Swedish Financial Accounting Standards Council’s recommendation RR 6:99 is applicable. Leases are classified in the consolidated financial statements as either financial or operating leases. Leasing contracts for fixed assets, which in all significant aspects create the same risks and rewards for the Group as if the Group owned the asset, are classified as financial leases. All other leases are regarded as operational lease.

The Group holds agreements regarding the right to use transponder capacity at satellites. These agreements and other lease agreements are classified and reported as operational lease agreements since the agreements do not create any financial risks and rewards for the Group. Fees related to these agreements are therefore recognized on a straight-line basis over the lease agreements duration.

Consolidated Financial Statements

The consolidated financial statements have been prepared in accordance with the Swedish Financial Accounting Standards Council Standard RR 1:00.

Subsidiaries

Subsidiaries are companies in which the parent company directly or indirectly holds more than 50% of the number of votes or in some other way has a controlling influence over the operating- and financial policies. Subsidiaries are usually reported according to the purchase method of accounting. In accordance with the purchase method of accounting, an acquisition of a subsidiary is regarded as a transaction where the parent company indirectly acquires the subsidiary’s assets and liabilities. From the time of acquisition the acquired company’s revenues and costs, identifiable assets and liabilities and any goodwill or negative goodwill are included in the consolidated financial statements.

Goodwill

An acquisition of shares in a subsidiary leads to goodwill on consolidation when the acquisition cost is higher than the net realizable value of the acquired company’s net assets. Goodwill is reported at acquisition cost less accumulated amortization and any write-downs.

Adjustment of Acquisition Analysis

The acquisition analysis prepared July 1, 2003 when the parent company acquired the subsidiary C More Entertainment AB has been adjusted during the financial year 2004. The adjustment has been made due to an additional purchase price in the purchase agreement being negotiated to a lower amount. The additional purchase price was paid on December 28, 2004 and the acquisition analysis was then adjusted reducing the acquisition price and goodwill with SEK 12,076 thousands.

Restructuring Reserve

The Group applies a provision for restructuring costs in accordance with an action plan prepared in connection with the parent company’s acquisition of C More Entertainment AB on July 1, 2003. Costs for execution of this action plan are continuously settled against the restructuring reserve.

Elimination of Inter-company Transactions

All inter-company receivables and liabilities, intra-group transactions and connected unrealized gains and losses are eliminated.

Translation of Foreign Subsidiaries or other Foreign Business Activities

The currency translations are made in accordance with the Swedish Financial Accounting Standards Council’s standard number 8. The current rate method is employed for currency translation of the foreign business activities’ income statements and balance sheets.

The current rate method involves all the assets, provisions and liabilities being translated at the exchange rate on the balance sheet date and all records in the income statement being translated at the average exchange rate for the year. Exchange rate differences that arise are recorded in shareholders’ equity.

Shareholders’ Contributions

The Company reports shareholders’ contributions in accordance with the pronouncement from the Emerging Issues Task Force of the Swedish Financial Accounting Standards Council. The receiver reports the shareholders’ contribution in shareholders’ equity.

Group affiliation etc

The parent company C More Group AB, corporate identity number 556630-5180, with domicile in Stockholm is, at the balance sheet date, to 50% owned by Nordic Capital in Stockholm and to 50% owned by Baker Capital in New York. Novestra owns less than 0,3%.

Of the Group’s total purchase and sales measured in SEK, 0.51% of the purchases and 0.45% of the sales concern other companies in the group of companies that the group belongs to.

Information regarding the Period’s Acquisitions

All shares in the non-operative company FilmNet AB were acquired June 21, 2004. The Company is consolidated in accordance with the purchase method.

Related Parties

Related party relationships where control exists

Nordic Capital in Stockholm and Baker Capital in New York control the Group. Nordic Capital and Baker Capital own at the balance sheet date 50% of C More Group AB each.

Related party transactions

The transactions are mostly dividends, management fee and long-term liabilities. During the year the parent company has implemented an incentive program comprising shares and warrants. See further note 5.

As regards salaries and other benefits, costs and liabilities relating to pensions and similar benefits, agreements regarding severance pay to the board, the CEO and senior management, see note 5.

Events after the Balance Sheet Date

By agreement signed February 9, 2005, Kanal 5 Holding AB, a wholly owned subsidiary of SBS Broadcasting SA, acquired all the shares and warrants in the parent company. The acquisition was completed on March 8, 2005.

The subsidiary C More Entertainment AB has during 2004 entered into an agreement with the Swiss cable operator Cablecom regarding production and supply of a movie channel for distribution in Cablecom’s network in Switzerland. This channel started April 15, 2005 and is temporarily broadcasted under Cablecom’s broadcasting licence. A new subsidiary, C More Television AG, is being incorporated. The new subsidiary will apply for and hold the broadcasting licence for the channel in Switzerland.

Note 1                       Sales divided into geographical markets

Year ended December 31, 2004

Sweden	834,842
Finland	116,268
Norway	157,940
Denmark	499,218
Total	1,608,268

Note 2                       Other operating income

Year ended December 31, 2004

Exchange gain from receivables/liabilities relating to operations	100,306
Other income	45,910
Total	146,216

Exchange gain from receivables/liabilities relating to operations consists of revaluation of account payables and account receivables and revaluation of accrued expenses for programme rights. Other income mainly consists of income from sponsoring, partnership with operators and subleases. Income relating to sponsoring is recognized at the introduction of the sponsoring information.

Note 3                       Audit fees and expenses

Year ended December 31, 2004

Audit fees	575
Other fees	1,468

Audit fees refer to audits of the financial statements. Guidance and other assistance that is caused by observations at these audits or new accounting principles, together with tax compliance services, are included in other fees.

Note 4                       Operating leases

Year ended December 31, 2004
Assets held through agreements on operating leases including rights to use transponder capacity for satellites

Minimum lease payments	23,367
Contingent rentals	465
Total lease costs	23,832

Agreed future minimum lease payments excluding rent for premises regarding non-terminable contracts fall due:
Within one year	189
Between one and five years	781
Later than five years	—
Total	970

Transponder capacity is prepaid and is not included in agreed future minimum lease payments.

Note 5                       Employees, personnel costs and remuneration to management

Average Number of Employees

	Year ended December 31, 2004	of which men
Sweden	131	50%
Denmark	3	33%
Finland	5	40%
Norway	8	38%
Total employees	147	50%

Distribution of women and men in company management

Year ended December 31, 2004 Proportion men

Board members	86%
Other senior management	54%

Salaries, other remunerations and social security expenses

	Year ended December 31, 2004
	Salaries and remunerations	Social security expenses
The Parent Company	6,054		3,653
(of which pension costs)		(1)	(1,086)
The Subsidiaries	58,063		27,001
(of which pension costs)			(9,534)
The Group total	64,117		30,654
(of which pension costs)		(2)	(10,620)

(1) Of the pension costs for the parent company SEK 1,086 thousands refers to the board of directors and CEO.

(2) Of the pension costs for the Group SEK 1,086 thousands refers to the board of directors and CEO.

Salaries and other remunerations by Country and distributed by Board Members and Other Employees

	Year ended December 31, 2004
	The Board and CEO	Other employees
The Parent Company
Sweden	6,054	—
(Of which bonus etc.)	(2,702)
The Parent Company total	6,054	—
(Of which bonus etc.)	(2,702)

Subsidiaries in Sweden	—	48,454

Foreign Branch Offices
Denmark	—	1,761
Finland	—	2,604
Norway	—	5,244
Subsidiaries and foreign branch offices total	—	58,063
The Group total	6,054	58,063
(Of which bonus etc.)	(2,702)

Of the salaries and remunerations to other employees in the Group SEK 12,137 thousands refers to other senior management than the members of the board and CEO.

Severance Pay

There are special agreements within the Group regarding severance pay for the chairman of the board and the CEO. For other senior management, the collective agreement applies. The term of notice for the chairman of the board is 24 months in case of notice of termination by the employer and 6 months in case of notice of termination by the employee.

The term of notice for the CEO is 12 months in case of notice of termination by the employer and 9 months in case of notice of termination by the employee.

The term of notice for senior managements varies between 3 to 6 months in case of notice of termination by the employer as well as notice of termination by the employee.

Salary, benefits and pension agreements continue with unchanged conditions during the term of notice for all groups.

Incentive Schemes

During 2004, the Parent company has implemented an incentive programme consisting of shares and warrants. The Chairman of the board, the CEO and other senior management, line managers and certain key persons within the Group were offered to participate in the incentive programme. The offer was also given to some co-operation operators, which the Parent company assessed were valuable for the development of the Group.

In total, 122,150 shares and 613,900 warrants were issued.

On March 8, 2005 Kanal 5 Holding AB acquired the majority of the shares in the Parent company. In connection with the acquisition, the former owners Nordic Capital and Baker Capital acquired all shares and warrants included in the transaction.

Note 6                       Depreciation and amortization

Year ended December 31, 2004

Goodwill	(8,947)
Trademarks	(6)
Machinery	(6,713)
Equipment, tools, fixtures and fittings	(6,171)
Total	(21,837)

Note 7                       Other operating expenses

Year ended December 31, 2004

Exchange loss from receivables/liabilities relating to operations	(60,921)
Total	(60,921)

Note 8                       Interest income and similar profit/loss items

Year ended December 31, 2004

Interest income, other	2,163
Exchange gain	5,959
Other	25
Total	8,147

Note 9                       Interest expense and similar profit/loss items

Year ended December 31, 2004

Interest costs, other	(141)
Exchange losses	(5,451)
Other	(127)
Total	(5,719)

Note 10                Exchange rate differences included in net results for the year

Year ended December 31, 2004

Exchange rate differences included in operating income	39,385
Exchange rate differences included in financial items	508
Total	39,893

Note 11                Tax on profit for the year

Year ended December 31, 2004

Current Tax Expense (-)
Tax expense for the period	(3,684)
Total	(3,684)

Deferred Tax Expense (-)
Deferred tax related to temporary differences	(4,718)
Expense arising from the utilization of a previously recognized loss carryforwards	(34,790)
Total	(39,508)

Total Tax Expense	(43,192)

Reconciliation of Effective Tax rate

	Year ended December 31, 2004
	Percent	Amount
Profit before taxes		129,525
Income tax according to applicable tax rate	28.0%	(36,267)
Depreciation on consolidated goodwill	1.9%	(2,505)
Other non-deductible costs	0.8%	(1,097)
Non taxable income	(0.3)%	446
Current years losses not qualifying for a deferred tax asset	0.1%	(85)
Tax expense, branch office in Finland	2.8%	(3,684)
Reported effective tax	33.3%	(43,192)

The tax expense for the period refers to the branch office in Finland. It refers to prior year adjustments and is not related to the business in year 2004. The Group’s branch offices in Denmark, Finland and Norway are taxpayers in the respective country where the business is conducted. This means that the taxable result relating to these businesses is taxed in another country than Sweden. Normally the income tax in Sweden will be calculated on the total taxable result for the whole legal entity (foreign branch offices included) and tax related to the branch office in the native country may be set off in a certain manner against the income tax payable in Sweden.

The Group has in total SEK 949,877 thousands as tax loss carryforwards as of December 31, 2004. There is no expiration date on the tax loss carryforwards.

Note 12                Intangible assets

12a                                     Goodwill

As of December 31, 2004
Acquisition costs
At the beginning of the year	119,722
Acquisition of subsidiary	91
Reduction of additional purchase price	(12,076)
Increase of deferred income tax asset	(47,971)
At the end of the year	59,766

Accumulated amortizations
At the beginning of the year	(5,986)
The year’s amortization	(8,947)
At the end of the year	(14,933)

Net value at the Beginning of the Period	113,736
Net value at the End of the Period	44,833

12b                                     Trademarks

As of December 31, 2004
Acquisition costs
At the beginning of the year	—
Acquisition of subsidiary	92
At the end of the year	92

Accumulated amortizations
At the beginning of the year	—
The year’s amortization	-6
At the end of the year	-6

Net value at the Beginning of the Period	—
Net value at the End of the Period	86

Total intangible assets

As of December 31, 2004
Acquisition costs
At the beginning of the year	119,722
Acquisition of subsidiary	183
Reduction of additional purchase price	(12,076)
Increase of deferred income tax asset	(47,971)
At the end of the year	59,858

Accumulated amortizations
At the beginning of the year	(5,986)
The year’s amortization	(8,953)
At the end of the year	(14,939)

Net value at the beginning of the period	113,736
Net value at the end of the period	44,919

At the end of the financial year, a value for goodwill net of accumulated amortization of SEK 44,833 thousands is recognized separated into two items of SEK 44,746 thousands and SEK 87 thousands with a remaining amortization period of 8 years and 6 months and 9 years and 6 months, respectively.

The accounted value for trademarks, SEK 86 thousands, has a remaining amortization period of 9 years and 6 months.

Note 13                Machinery

As of December 31, 2004
Acquisition costs
At the beginning of the year	166,654
Acquisitions	3,348
At end of the year	170,002

Accumulated depreciation
At the beginning of the year	(151,881)
The year’s depreciation	(6,713)
At end of the year	(158,594)

Net value at the end of the period	11,408

Note 14                Equipment, tools, fixtures and fittings

As of December 31, 2004
Acquisition costs
At the beginning of the year	46,794
Acquisitions	8,270
Sales and disposals	(1,441)
Translation difference of the year	(6)
At end of the year	53,617

Accumulated depreciation
At the beginning of the year	(37,647)
Sales and disposals	1,360
The year’s depreciation according to plan on acquisition values	(6,171)
Translation differences during the year	(256)
At end of the year	(42,714)

Net value at the end of the period	10,903

Note 15                Deferred asset tax

As of December 31, 2004	Deferred tax asset	Deferred tax provisions	Net
Intangible assets	—	24	(24)
Restructuring reserve	4,139	—	4,139
Tax loss carryforwards	265,965	—	265,965
	270,104	24	270,080

Changes in deferred taxes in temporary differences and deficit deductions

	Opening balance	Reported in the income statement	Other Changes	Closing balance
Intangible assets	—	—	(24)	(24)
Restructuring reserve	8,857	(4,718)	—	4,139
Use of tax loss carry-forwards	252,784	(34,790)	47,971	265,965
Total	261,641	(39,508)	47,947	270,080

Note 16                Prepaid transponder costs

As of December 31, 2004
Acquisition costs
At the beginning of the year	104,307
Reduction for current portion regarding transponder rent	(13,980)
At the end of the year	90,327

During the financial year 2002, C More Entertainment AB paid a fee regarding transponder capacity until 2012. This fee is reported as a prepaid expense with dissolution over the duration of the agreement, 10 years.

Note 17                Prepaid expenses and accrued income

As of December 31, 2004
Accrued subscription revenues	81,588
Prepaid transponder rent	13,980
Marketing activities	15,782
Rental charges	1,727
Insurance premiums	161
Interest incomes	351
Office expenses	1,459
Broadcasting costs	1,180
Other items	950
117,178

Note 18                Current investment

Current investments as per December 31, 2004 consist of a bank deposit of SEK 24,149 thousands, which was repaid to the Group on January 5, 2005.

Note 19                Financial instruments and financial risk management

Financial Policy

The Group is exposed to different types of financial risks such as currency-, refinancing- and credit risks. The Group has chosen a no-hedge financial policy. Excess liquid may be placed in different bank deposits for USD and GBP in order to reduce the exposure, which is equivalent to a partial “asset-liability matching”. In order to balance liabilities in GBP the Group has during the year had a bank deposit at SEB in the account of GBP 1,9 million, at an interest rate of 4.6%. The bank deposit was refunded on January 5, 2005.

Currency Risk

Currency risk is the risk that exchange rate fluctuations will influence the Group’s result in a negative way. Currency exposure arises in connection with cash flows in foreign currency (transaction exposure) and in translation of foreign subsidiaries’ and branch offices’ balance sheets and income statements into SEK (translation exposure). The Group’s translation exposure consists of cash flows, where the most important currencies are USD and GBP. No hedging exists for the translation exposure. The business of the subsidiaries and the branch offices is conducted in Norway, Denmark and Finland. No hedging is made for the translation exposure from EUR, NKR or DKR.

Credit- and Counterparty Risk

Credit- and counterparty risk refers to the risk that the counterparty in a transaction cannot fulfil his obligations, thereby causing the Group a loss. The Group is exposed to commercial credit risks through the programme distribution to operators and in connection with sponsoring in Canal+ programmes. The credit concentration is significant, since 90-95% of the sales are attributable to approximately 30 customers. In case of new, less established customers, individual creditability evaluations are made. The Group has no counterparty exposure in financial derivative instruments.

Refinancing- and Liquidity Risk

Refinancing risk refers to the risk that the cost will be higher and the financing opportunities restricted when a loan is to be converted and that payment liabilities cannot be fulfilled as a result of inadequate liquidity or difficulties in receive financing. The Group has an unused credit facility of SEK 50 million.

Note 20                Equity

Restricted Funds

Restricted funds cannot be used for dividends.

Share premium reserve

When shares are issued at premium, i.e. more is paid for the shares than the nominal amount; an amount corresponding to the amount received in excess of the nominal amount shall be transferred to the share premium reserve.

Unrestricted Equity

Profit/loss brought forward

This consists of last year’s unrestricted equity after possible transfer to statutory reserve and after any dividends. It forms together with the net profit for the year the unrestricted equity, i.e. the amount available for dividends.

Note 21                Other provisions

As of December 31, 2004
Cost for restructuring measures according to decided measures before acquisitions in 2003	14,777
Total	14,777

The provisions refers to restructuring measures to improve and develop the business, decided before the acquisition of the subsidiary C More Entertainment AB in 2003. The main part of the provision will be utilized during the financial year 2005.

Cost for restructuring measures

As of December 31, 2004
Value at the beginning of the year	31,632
Amount utilized during the period	(16,855)
At the end of the year	14,777

Note 22                Bank overdraft facility

As of December 31, 2004
Credit limit granted	50,000
Unutilised facility	(50,000)
Utilised facility	—

Pledged assets for bank overdraft facilities

Business mortgages	25,000
Total	25,000

Note 23                Accrued expenses and deferred income

Year ended December 31, 2004
Royalty expenses for film and music	23,356
Employee related costs	18,211
Marketing costs	10,386
Technique costs	517
Consultancy costs	1,634
Programme costs	6,393
Deferred income sports programmes	9,196
Deferred broadcasting income	8,925
Other items	1,306
Total	79,924

Note 24                Reconciliation to accounting principles generally accepted in the United States of America

The Group’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Sweden (“Swedish GAAP”), which varies in certain significant respects from accounting principles generally accepted in the Unites States of America (“US GAAP”).  Below are descriptions of those differences and a reconciliation of Swedish GAAP net income and shareholder’s equity to US GAAP.

As of December 31, 2004
(in SEK thousands)
Net income in accordance with Swedish GAAP	86,333
Items increasing (decreasing) net income:
Programming costs carried as inventory (a)	2,939
Foreign exchange gain/loss related to program rights liabilities (b)	(40,541)
Amortization of goodwill (c)	8,947
Amortization of other intangible assets (d)	(6,816)
Restructuring provisions from business acquisition (e)	(16,855)
Income tax effects of US GAAP adjustments	17,156
Net income in accordance with US GAAP	51,163

As of December 31, 2004
(in SEK thousands)
Shareholders’ equity in accordance with Swedish GAAP	769,431
Programming costs carried as inventory (a)	5,143
Foreign exchange gain/loss related to program rights liabilities (b)	(60,515)
Amortization of goodwill (c)	14,933
Amortization of other intangible assets (d)	(10,224)
Restructuring provisions from business acquisition (e)	(19,492)
Income tax effects of US GAAP adjustments	23,825
Shareholders’ equity in accordance with US GAAP	723,101

(a) Programming costs carried as inventory

Under Swedish GAAP, acquired but not yet broadcasted film rights and broadcasting rights, fees relating to translations of foreign languages to be included as subtitles for not yet broadcasted foreign films and consumables are recognized as inventories. Programming inventories are recognized at gross cost, determined at the date of signing the agreement, reduced by the part which is consumed in conjunction with each broadcasting. Broadcasting and film rights agreements denominated in currencies other than the Swedish kronor, are converted into Swedish kronor at the applicable exchange rate at the agreement date. Only film rights and broadcasting rights that, as per the balance sheet date, have been paid or invoiced are included in the inventory. Contracted, unpaid future rights, where the license period has not yet commenced, have not been included in the inventory, but are netted against the related liability To the extent film rights have been broadcasted but where payment has not been made or an invoice received, these are reported as accrued expenses.

Under US GAAP, broadcasting and film rights are recorded at their gross value when the license period begins and the programs are available for use. Broadcasting and film rights agreements denominated in currencies other than the Swedish kronor, are converted into Swedish kronor at the applicable exchange rate at the program availability date.

As a result of the different measurement dates for broadcasting and film rights agreements denominated in currencies other than the Swedish kronor, the cost in Swedish kronor of such programming may differ between Swedish GAAP and US GAAP.

(b) Program rights liabilities

Under Swedish GAAP program rights liabilities are recognized at the date of signing the agreement. Liabilities related to broadcasting and film rights agreements denominated in currencies other than the Swedish kronor, are re-measured at each balance sheet date applying the exchange rate at this date. Liabilities related to committed, unpaid future rights, where the license period has not yet commenced, are reported net of the related asset as accrued expenses.

Under US GAAP, broadcasting and film rights liabilities are recorded at their gross value when the license period begins and the programs are available for use. Liabilities denominated in currencies other than the Swedish kronor, are converted into Swedish kronor at the applicable exchange rate at the program availability date, and are thereafter re-measured at each balance sheet date applying the exchange rate at this date.

As a result of the different measurement dates for liabilities related to broadcasting and film rights agreements denominated in currencies other than the Swedish kronor, the related foreign exchange differences may differ between Swedish GAAP and US GAAP.

(c) Amortization of goodwill

Under Swedish GAAP, the Group amortizes the goodwill from the July 2003 acquisition of C More Entertainment AB over an estimated useful life of 10 years.   Under Swedish GAAP, goodwill is evaluated for impairment if there are changes in circumstances that indicate that the carrying amount of the asset may not be recoverable.   In determining whether an impairment exist relating to goodwill arising from business acquisitions made by the Group, the Group compares the carrying amount of the net assets of the acquired business to the present value of expected future cash flows that the Group will generate from the acquired business.  If the carrying amount of the net assets exceeds the discounted future cash flows, an impairment loss is taken against the goodwill in the amount of the excess.  No impairments of goodwill have been recognized under Swedish GAAP.

Under US GAAP, goodwill is not amortized but, instead, is tested for impairment annually and more frequently if circumstances indicate a possible impairment. This impairment test is comprised of two steps. The initial step is designed to identify potential goodwill impairment by comparing an estimate of the fair value of the reporting unit to its carrying value, including goodwill. If the carrying value exceeds the fair value of the reporting unit, a second step is performed, which compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill, to measure the amount of goodwill impairment, if any.  Under US GAAP, the measurement of fair value was based on managements’ best estimates of future discounted cash flows. The discounted cash flow analysis used a discount rate that corresponds to the Group’s weighted-average cost of capital, which is consistent with that used for investment decisions and takes into account the specific risks associated with the reporting unit and the general risk of the economic environment in which it operates. Certain other key assumptions utilized, including changes in customer base, revenue, product cost, operating expenses and effective tax rates, are based on estimates related to the Group’s initiatives. Such assumptions are also consistent with those utilized in the Group’s annual planning processes. The annual US GAAP goodwill impairment tests performed since the acquisition of C More Entertainment AB did not result in any impairments being recognized for US GAAP.  The amount of goodwill for US GAAP purposes, however, is less than that for Swedish GAAP purposes as a result of the adjustments in (c) and (d), below, relating to the allocation of the acquisition price paid for C More Entertainment AB.

As a result of the above, the goodwill amortization recognized for Swedish GAAP has been reversed in reconciling to US GAAP.

(d) Amortization of other intangible assets

Under Swedish GAAP, the excess of the consideration paid to acquire a business over the fair value of the identifiable assets and liabilities acquired is recognized as goodwill without separate recognition for other intangible assets acquired, which are deemed to be inherent in the goodwill asset.

Under US GAAP, an intangible asset is recognized apart from goodwill when such intangible asset arises from contractual or other legal rights.  In addition, under US GAAP, an intangible asset is also recognized apart from goodwill if it is separable, that is, it is capable of being separated or divided from the acquired business and sold, transferred, licensed, rented or exchanged.

Under the US GAAP, intangibles related to distribution agreements and trademarks were recognized at values of SEK 29,070 thousands and SEK 19,543 thousands, respectively at the July 2003 acquisition of C More Entertainment AB.  A corresponding deferred income tax liability of SEK 13,612 thousands was also recorded at the time of acquisition, as a reduction of the recorded deferred tax assets.  Such intangible assets are being amortized over their estimated useful life of 10 and 5 years, respectively, for US GAAP reporting purposes.  As a result, intangible asset amortization has been recognized for US GAAP, which was not recognized for Swedish GAAP.

(e) Restructuring provisions from business acquisition

Under Swedish GAAP, as discussed in Note 21, the Group recorded restructuring provisions relating to measures in order to improve and develop the operations.  Such restructuring provisions were recorded as part of the Group’s accounting for the acquisition of C More Entertainment AB and, therefore, contributed to the goodwill recognized for Swedish GAAP from the acquisition.

Under US GAAP, a liability can be recorded at the date of acquisition as part of allocating the cost of the acquisition only if the cost is not associated with or is not incurred to generate revenues of the combined entity after the acquisition date and it meets either of the following criteria:

•                  The cost has no future economic benefit to the combined Group, is incremental to other costs incurred by either the acquired Group or the acquiring Group in the conduct of activities prior to the consummation date, and will be incurred as a direct result of the plan to exit an activity of the acquired Group.

•                  The cost represents an amount to be incurred by the combined Group under a contractual obligation of the acquired Group that existed prior to the consummation date and will either continue after the plan is completed with no economic benefit to the combined Group or be a penalty incurred by the combined Group to cancel that contractual obligation.

As a result, the restructuring provision recognized as part of the purchase accounting for C More Entertainment AB for Swedish GAAP have been reversed for the US GAAP purchase accounting.  Instead, under US GAAP, the costs are recognized in the period incurred.

(e) Comprehensive income in accordance with US GAAP

The following statement of comprehensive income is based on the Group’s transactions recorded in accordance with US GAAP.  The statement includes the effects of all transactions affecting shareholders’ equity except for transactions with owners of the Group.

Year Ended December 31 2004
(in SEK thousands)
Net income in accordance with US GAAP	51,163
Other comprehensive income (loss):
Change in cumulative translation adjustment	(173)
Comprehensive income in accordance with US GAAP	50,990

(f) Condensed statement of cash flows in accordance with US GAAP

The following statement of cash flows is based on the Group’s transactions recorded in accordance with Swedish GAAP, but has been presented in the format of a US GAAP statement of cash flows.  In preparing the below cash flow information, the Group held cash in restricted accounts in the amount of SEK 24,149 thousands at December 31, 2004 which do not qualify as cash and cash equivalents as defined under US GAAP.  The Group had no restricted cash balances at January 1, 2004.  Accordingly, the below US GAAP statement of cash flows has included the restricted cash balance at December 31, 2004 in net cash flows from investing activities, as opposed to cash and cash equivalents.

Year Ended December 31 2004
(in SEK thousands)
Net cash flows provided by operating activities	38,691
Net cash flows used in investing activities	(11,433)
Net cash flows provided by financing activities	13,115
Net increase in cash and cash equivalents	40,373
Cash and cash equivalents at beginning of year	138,090
Exchange rate difference	(73)
Cash and cash equivalents at end of year	178,390

Consent of Independent Auditors

The Board of Directors
SBS Broadcasting SA:

We consent to the inclusion in the registration statement nos. 333-96569, 333-08658, and 333-115616 on Form S-8 and no 333-13872 on Form F-3 of SBS Broadcasting S.A. of our report dated June 28, 2005, with respect to the consolidated balance sheet of C More Group AB as of December 31,  2004, and the related consolidated statement of operations and cash flows for the year ended December 31, 2004, which report appears in a Report on Form 6-K of SBS Broadcasting S.A.

Stockholm, Sweden

June 29, 2005

KPMG Bohlins AB

Cronie Wallquist

Partner

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SBS BROADCASTING SA

Date: July 1, 2005	By:	/S/ MARKUS TELLENBACH
Markus Tellenbach
Chief Executive Officer